UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2021

Aditxt, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39336	82-3204328
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

737 N. Fifth Street, Suite 200 Richmond, VA	23219
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 870-1200

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001	ADTX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously reported in the Current Report on Form 8-K filed by Aditxt, Inc. (the “Company” of “Aditxt”) on October 8, 2021 (the “October 8-K”), the Company entered into a transaction agreement on October 4, 2021 (the “Transaction Agreement”) with AiPharma Global Holdings LLC (“AiPharma Global”), pursuant to which the Company agreed to reach a definitive agreement (the “Definitive Agreement”) no later than November 30, 2021 (the “Outside Date”), to acquire a subsidiary (“AiPharma Subsidiary”) of AiPharma Global, which is to own all of the assets of AiPharma Global following a restructuring of AiPharma Global, subject to certain termination rights as described in the October 8-K. The Outside Date was subsequently amended to December 16, 2021, as reported in the Company’s Current Report on Form 8-K filed on December 3, 2021.

As previously disclosed in the Company’s Current Report on Form 8-K dated August 30, 2021, the Company entered into a secured credit agreement dated August 27, 2021 (the “Credit Agreement”) with AiPharma Global and certain affiliated entities, pursuant to which the Company made a secured loan to AiPharma Global in the principal amount of $6.5 million. In connection with the Credit Agreement, the Company entered into security agreements with certain affiliates of AiPharma Global. As previously disclosed in the Company’s Current Report on Form 8-K dated October 18, 2021, the Company entered into an amendment to the Credit Agreement, pursuant to which the Company agreed to increase the amount which AiPharma is permitted to borrow under the Credit Agreement by $8.5 million (the “Additional Borrowing Capacity”) to an aggregate of $15.0 million. As previously disclosed in the Company’s Current Report on Form 8-K dated December 1, 2021, the Company entered into an amendment to the Credit Agreement to reduce the Additional Borrowing Capacity from $8.5 million to $8.0 million and extend the maturity date of the loan to December 16, 2021.

On December 17, 2021, the Company entered into a third amendment to the Transaction Agreement (the “Transaction Agreement Amendment”) with AiPharma Global, pursuant to which the Outside Date was extended to December 22, 2021. In connection with the Transaction Agreement Amendment, on December 17, 2021, the Company entered into an amendment to the Credit Agreement with AiPharma Global pursuant to which the maturity date of the loan to AiPharma was extended to December 22, 2021.

The foregoing descriptions of the Transaction Agreement Amendment and Credit Agreement Amendment are qualified in their entirety to the complete text of the Transaction Agreement Amendment and Credit Agreement Amendment, copies of which will be filed as exhibits to the Company’s Annual Report on Form 10-K for the year December 31, 2021, and are intended to provide investors and security holders with information regarding their respective terms.  Such descriptions are not intended to provide any other factual information about the Company, AiPharma Global or AiPharma Subsidiary.  The Transaction Agreement, as amended and Credit Agreement, as amended, contain representations and warranties that the parties to such agreements made to, and solely for the benefit of, each other.  The assertions embodied in those representations and warranties are subject, in some cases, to specified exceptions, qualifications, limitations and supplemental information, including knowledge qualifiers and contractual standards of materiality, such as materiality qualifiers and the occurrence of a material adverse effect, that are different from those generally applicable under federal securities law, as well as detailed information set forth in disclosure letter provided by us in connection with signing the Transaction Agreement and Credit Agreement.  In addition, some representations and warranties may have been included in the Transaction Agreement and Credit Agreement for the purpose of allocating risk between the Company and AiPharma Global rather than to establish matters as facts.  The Transaction Agreement, as amended and Credit Agreement, as amended are described in this Current Report on Form 8-K only to provide you with information regarding their respective terms and conditions, and not to provide any other factual information regarding the Company or its business.  Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since (i) they were made only as of the respective dates of the Transaction Agreement or Credit Agreement, or a prior, specified date, (ii) in some cases they are subject to knowledge, materiality and material adverse effect qualifiers, and (iii) they are modified in important part by detailed information included in the disclosure letter.  Finally, information concerning the subject matter of the representations and warranties may have changed since the respective dates of the Transaction Agreement, as amended, or Credit Agreement, as amended, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Additional Information and Where to Find It

If the Definitive Agreement is entered into, it is contemplated by the Transaction Agreement that, a Proxy Statement / Registration Statement on Form S-4 (the “Registration Statement”) will be filed with the Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Aditxt’s shareholders in connection with Aditxt’s solicitation for proxies for the vote by Aditxt’s shareholders in connection with the proposed transaction  and other matters specified in the Proxy Statement / Registration Statement, as well as the prospectus relating to the offer of securities to be issued to AiPharma Global’s shareholders in connection with the completion of the proposed transaction.  After the Proxy Statement / Registration Statement has been filed and declared effective, Aditxt will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination.  WE URGE INVESTORS TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY AND THE DEFINITIVE AGREEMENT.  Investors will be able to obtain free copies of these materials on the SEC’s website at http://www.sec.gov.  Free copies of the Company’s SEC filings are also available from Aditxt, Inc., 737 N. Fifth Street, Suite 200, Richmond, VA 23219, Attn: Amro Albanna, Chief Executive Officer.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company and its executive officers, directors, other members of management, employees and AiPharma Global may be deemed, under SEC rules, to be participants in the solicitation of proxies from the Company’s shareholders with respect to the proposed transaction.  Information regarding the executive officers and directors of the Company is set forth in its definitive proxy statement for its 2021 annual meeting filed with the SEC on April 5, 2021.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the Proxy Statement / Registration Statement on Form S-4 and other materials to be filed with the SEC in connection with the Definitive Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ADITXT, INC.

Date: December 20, 2021	By:	/s/ Corinne Pankovcin
Corinne Pankovcin
President

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